FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Expands Presence in Turkey with New Distributor

PRESS RELEASE

Magic Software Expands Presence in Turkey with New Distributor

Şenoğlu Yazılım commits minimum of $700,000 over the next three years to Distribute Magic Software Products Throughout Turkey

Or-Yehuda, Israel, January 3, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platform and business integration solutions, today announced an agreement with Şenoğlu Yazılım A Ş, a software solutions provider, for the distribution of Magic Software’s products to new customers and partners throughout Turkey.

This new distributorship enables Magic Software to expand its long-term presence in Turkey with its major software products — the uniPaaS application platform and the iBOLT business integration suite. Şenoğlu Yazılım commits a minimum of $700,000 over the next three years to distribute Magic Software’s products throughout Turkey.

Şenoğlu Yazılım will focus on recruiting partners and customers for Magic Software’s award-winning products and on selling its Magic Software technology-based health information system (HIS), which is in high demand in the Turkish market. The HIS enables health providers to automate workflows while saving time and money. Additionally, the company has several other projects in its pipeline.

Guy Bernstein, acting Chief Executive Officer of Magic Software said, “We are very pleased to be working with Şenoğlu Yazılım, a well-known and highly experienced IT distributor in Turkey. This highly anticipated agreement will help us increase our presence in Turkey and our customer reach to Turkish enterprises and ISVs enabling them to cost effectively create, deploy and integrate both on-demand and on-premise applications.”

"The distribution agreement we have signed with Magic Software will answer the strong demand for Magic Software's development and integration solutions in Turkey. We are excited about moving forward with the added edge that this distributorship provides our company. The affordable pricing model makes it attractive to both mid-sized businesses as well as larger corporations," said Orhan Şenoğlu of Şenoğlu Yazılım.

The uniPaaS application platform enables enterprises and software vendors to build client/server applications and rich internet applications (RIA) targeting the latest technologies such as Cloud computing, mobile phones and Software-as-a-Service (SaaS) offerings. The iBOLT business integration suite is based upon the same business-ready, code-free technology stack as uniPaaS. The product is able to simplify the integration of business applications including ERP, CRM, logistics, and supply chain management. Both products help companies achieve a higher return on investment (ROI).

About Şenoğlu Yazılım A.Ş.

Şenoğlu Yazılım A. Ş. is a Turkish provider of software tools for the development and implementation of state-of-the art business applications. Şenoğlu Yazılım is a joint venture of Turkish companies with a deep knowledge of software development, internet applications and cloud computing. The company has a channel of professional IT partners covering every area in Turkey. Şenoğlu Yazılım is mainly active in healthcare, finance, government, retail and production sectors.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile or Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 14 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about Magic Software industry-related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Magic Software press contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	International Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Expands Presence in Turkey with New Distributor

Exhibit 10.1